UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 21, 2004

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: December 21, 2004	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

EXHIBITS

Exhibit 99.1

Press Release of Stratus Technologies International, S.à r.l. Announcing Financial Results for Second Quarter Fiscal Year 2005 and the Results of its Financial Restatement

Exhibit 99.1

FOR IMMEDIATE RELEASE

Stratus Technologies International, S.à r.l. Announces Financial Results for Second

Quarter Fiscal Year 2005 and the Results of its Financial Restatement

Luxembourg, December 21, 2004 -Stratus Technologies International, S.à r.l., a global provider of fault-tolerant computer servers, technologies and services, today reported its financial results for the second quarter and six months ended August 29, 2004. In addition, Stratus has completed its review of prior period financial results as announced on October 7, 2004 and is reporting restated consolidated financial results for fiscal years 2000 through 2004, the first quarter of fiscal year 2005, the first and second quarters of fiscal year 2004 and the six months ended August 24, 2003. As a result, previously issued annual financial statements and the related quarterly financial statements for those periods should not be relied upon.

“Today we are reporting our financial results through the second quarter of fiscal 2005 and concluding the review of our prior period financial results,” said Dave Laurello, chief executive officer. “Most of the adjustments relate to the timing of revenue recognition where the revenue has been deferred and has been, or is expected to be recognized in subsequent fiscal periods, along with the related costs of revenue. There have been no adjustments to cash balances over this restatement period. The completion of our financial review forms a strong foundation for us to continue to build the company and expand our business. We remain focused on expanding our presence in the mission critical server marketplace. During this period we have continued to win new accounts and drive new marketing initiatives. We have also taken actions to strengthen our internal controls and processes.”

Second Quarter and First Six Months Results

For the second quarter ended August 29, 2004, total revenue was $68.9 million, an increase of $0.5 million compared to the $68.4 million, as restated, attained in the same period last year. For the second quarter, profit from operations was $3.4 million compared to a profit of $8.3 million, as restated, for the same period last year. For the second quarter, the net loss was $2.3 million compared to net income of $4.8 million, as restated, for the same period last year. For the second quarter, the company reported EBITDA, a non-GAAP financial measure, of $9.7 million, compared to EBITDA of $14.4 million, as restated, for the same period last year. Refer to the reconciliation of EBITDA to GAAP financial measures in the attached “Consolidated Condensed Statement of Earnings.”

For the six months ended August 29, 2004, total revenue was $136.9 million compared to $129.2 million, as restated, for the same period last year, an increase of 6 percent. Profit from operations for the period was $6.4 million compared to a profit of $12.4 million, as restated, for the same period last year. Net loss for the period was $6.0 million compared to net income of $6.1 million, as restated, for the same period last year. EBITDA for the six month period was $18.0 million compared to EBITDA of $25.5 million, as restated, for the same period last year.

Second Quarter Results Conference Call

A conference call to review second quarter financial results and the restatement will be held today at 1:30 p.m. Eastern Time and may be accessed by calling 888-889-5602 (U.S. only) or 973-339-3086. Live listen-only access to the conference call will be available from the Stratus website at www.stratus.com.

Restatement of Consolidated Financial Statements

Stratus has restated its consolidated financial results for fiscal years 2000 through 2004 and the first quarter of fiscal 2005. As previously reported, the primary impact of the restatements is the adjustment to the timing of revenue recognition. Other adjustments include reclassifications of product revenue to service revenue to account for hardware maintenance as a service rather than a warranty cost and a reduction to our allowance for doubtful accounts.

An overview of adjustments by period is as follows:

•	2005 – Restated revenue for the first quarter of 2005 was $68.0 million compared with $66.4 million as previously reported. Restated deferred revenue as of May 30, 2004 was $42.8 million as compared with $25.7 million as previously reported. Restated cost of revenue was $35.4 million as compared with $34.8 million as previously reported. Restated inventory was $33.1 million as compared with $29.1 million as previously reported. Restated profit from operations was $3.0 million as compared with $2.0 million as previously reported. Restated net loss was $3.7 million as compared with $4.8 million as previously reported. Restated EBITDA was $8.3 million as compared with $7.1 million as previously reported.

•	2004 – Restated revenue for fiscal 2004 was $256.9 million compared with $261.3 million as previously reported. Restated deferred revenue as of February 29, 2004 was $43.0 million as compared with $24.0 million as previously reported. Restated cost of revenue was $129.5 million as compared with $128.0 million as previously reported. Restated inventory was $35.6 million as compared with $30.4 million as previously reported. Restated profit from operations was $9.6 million as compared with $14.6 million as previously reported. Restated net loss was $7.0 million as compared with $1.3 million as previously reported. Restated EBITDA was $37.9 million as compared with $43.0 million as previously reported.

•	2003 – Restated revenue for fiscal 2003 was $244.4 million compared with $246.9 million as previously reported. Restated deferred revenue as of February 23, 2003 was $34.7 million as compared with $21.1 million as previously reported. Restated cost of revenue was $127.5 million as compared with $128.5 million as previously reported. Restated inventory was $36.1 million as compared with $31.3 million as previously reported. Restated profit from operations was $7.3 million as compared with $8.9 million as previously reported. Restated net loss was $7.0 million as compared with $6.1 million as previously reported. Restated EBITDA was $30.2 million as compared with $31.7 million as previously reported.

•	2002 – Restated revenue for fiscal 2002 was $251.9 million compared with $244.8 million as previously reported. Restated deferred revenue as of February 24, 2002 was $31.0 million as compared with $20.5 million as previously reported. Restated cost of revenue was $153.3 million as compared with $153.7 million as previously reported. Restated inventory was $28.5 million as compared with $25.3 million as previously reported. Restated loss from operations was $25.7 million as compared with $33.2 million as previously reported. Restated net loss was $47.3 million as compared with $53.4 million as previously reported. Restated EBITDA was $2.5 million as compared with negative EBITDA of $5.1 million as previously reported.

•	2001 – Restated revenue for fiscal 2001 was $305.4 million compared with $311.0 million as previously reported. Restated deferred revenue as of February 25, 2001 was $34.7 million as compared with $16.6 million as previously reported. Restated cost of revenue was $159.2 million as compared with $160.1 million as previously reported. Restated inventory was $22.9 million as compared with $19.2 million as previously reported. Restated loss from operations was $16.4 million as compared with $11.7 million as previously reported. Restated net loss was $22.1 million as compared with $17.4 million as previously reported. Restated EBITDA was $5.2 million as compared with $9.9 million as previously reported.

•	2000 – Restated revenue for fiscal 2000 was $270.9 million compared with $283.7 million as previously reported. Restated deferred revenue as of February 27, 2000 was $26.7 million as compared with $14.0 million as previously reported. Restated cost of revenue was $150.4 million as compared with $155.0 million as previously reported. Restated inventory was $14.7 million as compared with $11.5 million as previously reported. Restated loss from operations was $10.9 million as compared with $2.7 million as previously reported. Restated net loss was $20.3 million as compared with $13.7 million as previously reported. Restated EBITDA was $3.5 million as compared with $11.7 million as previously reported.

The quarterly report for the second quarter of fiscal 2005 and restated financial statements for the restated periods, including footnotes, management’s discussion and analysis will be furnished as soon as practicable on separate Form 6-K filings.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses.

Forward-Looking Statements. This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the continued acceptance of our products by the market; our ability to enter into new service agreements and to retain customers under existing service contracts; our ability to source quality components and key technologies without interruption and at acceptable prices; our reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; our financial condition and liquidity and our leverage and debt service obligations; economic conditions globally and in our most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that we infringe upon their intellectual property rights; our success in adequately protecting our intellectual property rights; our success in maintaining efficient manufacturing and logistics operations; our ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in exchange rates; current risks of terrorist activity and acts of war; and the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations. Any forward-looking statements in this press release are made as of the date hereof, and Stratus undertakes no duty to further update such forward-looking statements.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Three Months Ended August 29 2004	Three Months Ended August 24, 2003
	As Reported	As Reported	Adjustments	As Restated
Revenue
Product	$28,845	$24,769	$4,811	$29,580
Service	40,072	37,564	1,278	38,842

Total revenue	68,917	62,333	6,089	68,422

Cost of revenue
Product	16,513	13,613	3,095	16,708
Service	19,344	15,985	288	16,273
Amortization of intangibles	502	502	—	502

Total cost of revenue	36,359	30,100	3,383	33,483

Gross profit	32,558	32,233	2,706	34,939

Operating expenses
Research and development	12,215	10,430	—	10,430
Sales and marketing	12,009	11,313	23	11,336
General and administrative	3,799	2,737	—	2,737
Amortization of intangibles	1,150	1,150	—	1,150
Restructuring and asset impairment charges	—	797	—	797
Management fees	—	188	—	188

Total operating expenses	29,173	26,615	23	26,638

Profit from operations	3,385	5,618	2,683	8,301

Interest expense, net	(5,209)	(2,852)	—	(2,852)
Other income (expense), net	198	(37)	—	(37)

Income (loss) before taxes	(1,626)	2,729	2,683	5,412

Tax provision	640	575	5	580

Net income (loss)	$(2,266)	$2,154	$2,678	$4,832

EBITDA TABLE
Net income (loss)	$(2,266)	$2,154	$2,678	$4,832
Add
Interest expense, net	5,209	2,852	—	2,852
Provision for income taxes	640	575	5	580
Depreciation and amortization	6,083	6,094	23	6,117

EBITDA (A)	$9,666	$11,675	$2,706	$14,381

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Six Months Ended August 29 2004	Six Months Ended August 24, 2003
	As Reported	As Reported	Adjustments	As Restated
Revenue
Product	$57,199	$49,570	$2,828	$52,398
Service	79,666	74,084	2,710	76,794

Total revenue	136,865	123,654	5,538	129,192

Cost of revenue
Product	34,587	27,226	2,687	29,913
Service	36,205	32,041	354	32,395
Amortization of intangibles	1,004	1,004	—	1,004

Total cost of revenue	71,796	60,271	3,041	63,312

Gross profit	65,069	63,383	2,497	65,880

Operating expenses
Research and development	24,889	22,533	—	22,533
Sales and marketing	24,282	21,666	22	21,688
General and administrative	7,231	5,680	—	5,680
Amortization of intangibles	2,300	2,394	—	2,394
Restructuring charges	(10)	803	—	803
Management fees	—	376	—	376

Total operating expenses	58,692	53,452	22	53,474

Profit from operations	6,377	9,931	2,475	12,406

Interest expense, net	(10,453)	(5,856)	—	(5,856)
Other income (expense), net	(749)	526	1	527

Income (loss) before taxes	(4,825)	4,601	2,476	7,077

Tax provision	1,176	926	86	1,012

Net income (loss)	$(6,001)	$3,675	$2,390	$6,065

EBITDA TABLE
Net income (loss)	$(6,001)	$3,675	$2,390	$6,065
Add
Interest expense, net	10,453	5,856	—	5,856
Provision for income taxes	1,176	926	86	1,012
Depreciation and amortization	12,326	12,499	23	12,522

EBITDA (A)	$17,954	$22,956	$2,499	$25,455

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	August 29 2004	February 29, 2004
	As Reported	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$21,828	$23,098	$—	$23,098
Accounts receivable, net	62,834	62,095	868	62,963
Inventory	32,880	30,418	5,202	35,620
Prepaid expenses and other current assets	5,849	6,420	39	6,459

Total current assets	123,391	122,031	6,109	128,140
Property, plant & equipment, net	38,542	42,150	—	42,150
Other assets	43,392	46,257	(6)	46,251

Total assets	$205,325	$210,438	$6,103	$216,541

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$11,299	$1,913	$—	$1,913
Accounts payable	19,584	22,440	(5)	22,435
Accrued expenses	27,426	31,726	(944)	30,782
Income taxes payable	7,890	6,925	7	6,932
Deferred revenue	43,274	23,962	19,043	43,005

Total current liabilities	109,473	86,966	18,101	105,067

Long-term liabilities
Long-term debt	170,462	180,885	—	180,885
Other liabilities	2,139	1,498	—	1,498

Total stockholder’s equity (deficit):	(76,749)	(58,911)	(11,998)	(70,909)

Total liabilities and stockholder’s deficit:	$205,325	$210,438	$6,103	$216,541

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Three Months Ended May 30, 2004			Three Months Ended May 25, 2003
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenue
Product	$28,306	$48	$28,354	$24,801	$(1,983)	$22,818
Service	38,139	1,455	39,594	36,520	1,432	37,952

Total revenue	66,445	1,503	67,948	61,321	(551)	60,770

Cost of revenue
Product	17,410	664	18,074	13,613	(408)	13,205
Service	16,893	(32)	16,861	16,056	66	16,122
Amortization of intangibles	502	—	502	502	—	502

Total cost of revenue	34,805	632	35,437	30,171	(342)	29,829

Gross profit	31,640	871	32,511	31,150	(209)	30,941

Operating expenses
Research and development	12,674	—	12,674	12,103	—	12,103
Sales and marketing	12,358	(85)	12,273	10,353	—	10,353
General and administrative	3,426	6	3,432	2,943	—	2,943
Amortization of intangibles	1,150	—	1,150	1,244	—	1,244
Restructuring charges	(10)	—	(10)	6	—	6
Management fees	—			188	—	188

Total operating expenses	29,598	(79)	29,519	26,837	—	26,837

Profit from operations	2,042	950	2,992	4,313	(209)	4,104

Interest expense, net	(5,244)	—	(5,244)	(3,004)	—	(3,004)
Other income (expense), net	(1,077)	130	(947)	563	2	565

Income (loss) before taxes	(4,279)	1,080	(3,199)	1,872	(207)	1,665

Tax provision	499	37	536	351	81	432

Net income (loss)	$(4,778)	$1,043	$(3,735)	$1,521	$(288)	$1,233

EBITDA TABLE
Net income (loss)	$(4,778)	$1,043	$(3,735)	$1,521	$(288)	$1,233
Add
Interest expense, net	5,244	—	5,244	3,004	—	3,004
Provision for income taxes	499	37	536	351	81	432
Depreciation and amortization	6,149	94	6,243	6,405	—	6,405

EBITDA (A)	$7,114	$1,174	$8,288	$11,281	$(207)	$11,074

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	May 30, 2004			February 29, 2004
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$27,645	$—	$27,645	$23,098	$—	$23,098
Accounts receivable, net	57,112	850	57,962	62,095	868	62,963
Inventory	29,118	3,942	33,060	30,418	5,202	35,620
Prepaid expenses and other current assets	6,294	142	6,436	6,420	39	6,459

Total current assets	120,169	4,934	125,103	122,031	6,109	128,140
Property, plant & equipment, net	39,719	(2)	39,717	42,150	—	42,150
Other assets	44,654	(6)	44,648	46,257	(6)	46,251

Total assets	$204,542	$4,926	$209,468	$210,438	$6,103	$216,541

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$11,280	$—	$11,280	$1,913	$—	$1,913
Accounts payable	17,474	(6)	17,468	22,440	(5)	22,435
Accrued expenses	33,774	(1,212)	32,562	31,726	(944)	30,782
Income taxes payable	7,180	35	7,215	6,925	7	6,932
Deferred revenue	25,744	17,050	42,794	23,962	19,043	43,005

Total current liabilities	95,452	15,867	111,319	86,966	18,101	105,067

Long-term liabilities
Long-term debt	170,915	—	170,915	180,885	—	180,885
Other liabilities	1,994	—	1,994	1,498	—	1,498

Total stockholder’s equity (deficit):	(63,819)	(10,941)	(74,760)	(58,911)	(11,998)	(70,909)

Total liabilities and stockholder’s equity:	$204,542	$4,926	$209,468	$210,438	$6,103	$216,541

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Fiscal Year Ended February 29, 2004
	As Reported	Adjustments	As Restated
Revenue
Product	110,902	$(9,505)	$101,397
Service	150,447	5,072	155,519

Total revenue	261,349	(4,433)	256,916

Cost of revenue
Product	59,268	428	59,696
Service	66,741	1,009	67,750
Amortization of intangibles	2,007	—	2,007

Total cost of revenue	128,016	1,437	129,453

Gross profit	133,333	(5,870)	127,463

Operating expenses
Research and development	49,046	2	49,048
Sales and marketing	47,594	90	47,684
General and administrative	14,126	(939)	13,187
Amortization of intangibles	4,699	—	4,699
Restructuring and asset impairment charges	623	—	623
Management fees	2,611	—	2,611

Total operating expenses	118,699	(847)	117,852

Profit from operations	14,634	(5,023)	9,611

Interest expense, net	(16,167)	—	(16,167)
Other income (expense), net	3,280	(135)	3,145

Income (loss) before taxes	1,747	(5,158)	(3,411)

Tax provision	3,036	584	3,620

Net loss	$(1,289)	$(5,742)	$(7,031)

EBITDA TABLE
Net loss	$(1,289)	$(5,742)	$(7,031)
Add
Interest expense, net	16,167	—	16,167
Provision for income taxes	3,036	584	3,620
Depreciation and amortization	25,060	93	25,153

EBITDA (A)	$42,974	$(5,065)	$37,909

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	February 29, 2004
	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$23,098	$—	$23,098
Accounts receivable, net	62,095	868	62,963
Inventory	30,418	5,202	35,620
Prepaid expenses and other current assets	6,420	39	6,459

Total current assets	122,031	6,109	128,140
Property, plant & equipment, net	42,150	—	42,150
Other assets	46,257	(6)	46,251

Total assets	$210,438	$6,103	$216,541

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$1,913	$—	$1,913
Accounts payable	22,440	(5)	22,435
Accrued expenses	31,726	(944)	30,782
Income taxes payable	6,925	7	6,932
Deferred revenue	23,962	19,043	43,005

Total current liabilities	86,966	18,101	105,067

Long-term liabilities
Long-term debt	180,885	—	180,885
Other liabilities	1,498	—	1,498

Total stockholder’s equity (deficit):	(58,911)	(11,998)	(70,909)

Total liabilities and stockholder’s deficit:	$210,438	$6,103	$216,541

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Fiscal Year Ended February 23, 2003
	As Reported	Adjustments	As Restated
Revenue
Product	119,422	$(10,011)	$109,411
Service	127,509	7,496	135,005

Total revenue	246,931	(2,515)	244,416

Cost of revenue
Product	62,452	(1,510)	60,942
Service	63,357	512	63,869
Amortization of intangibles	1,508	—	1,508
Asset impairment and other charges	1,174	—	1,174

Total cost of revenue	128,491	(998)	127,493

Gross profit	118,440	(1,517)	116,923

Operating expenses
Research and development	47,408	—	47,408
Sales and marketing	42,548	—	42,548
General and administrative	11,649	—	11,649
Amortization of intangibles	2,522	—	2,522
Restructuring and asset impairment charges	4,705	—	4,705
Management fees	750	—	750

Total operating expenses	109,582	—	109,582

Profit from operations	8,858	(1,517)	7,341

Interest expense, net	(11,441)	—	(11,441)
Other income (expense), net	(226)	(19)	(245)

Loss before taxes	(2,809)	(1,536)	(4,345)

Tax provision	3,332	(649)	2,683

Net loss	$(6,141)	$(887)	$(7,028)

EBITDA TABLE
Net loss	$(6,141)	$(887)	$(7,028)
Add
Interest expense, net	11,441	—	11,441
Provision for income taxes	3,332	(649)	2,683
Depreciation and amortization	23,097	9	23,106

EBITDA (A)	$31,729	$(1,527)	$30,202

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	February 23, 2003
	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$16,444	$—	$16,444
Accounts receivable, net	63,677	58	63,735
Inventory	31,287	4,842	36,129
Prepaid expenses and other current assets	6,493	1,300	7,793

Total current assets	117,901	6,200	124,101
Property, plant & equipment, net	45,563	—	45,563
Other assets	49,591	(740)	48,851

Total assets	$213,055	$5,460	$218,515

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$15,780	$—	$15,780
Accounts payable	19,475	—	19,475
Accrued expenses	42,518	(1,810)	40,708
Income taxes payable	7,225	9	7,234
Deferred revenue	21,135	13,526	34,661

Total current liabilities	106,133	11,725	117,858

Long-term liabilities
Long-term debt	99,523	—	99,523
Other liabilities	7,900	(154)	7,746

Total stockholder’s equity (deficit):	(501)	(6,111)	(6,612)

Total liabilities and stockholder’s deficit:	$213,055	$5,460	$218,515

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Fiscal Year Ended February 24, 2002
	As Reported	Adjustments	As Restated
Revenue
Product	$118,709	$(4,160)	$114,549
Service	126,085	11,282	137,367

Total revenue	244,794	7,122	251,916

Cost of revenue
Product	73,168	(471)	72,697
Service	75,793	96	75,889
Amortization of intangibles	1,508	—	1,508
Asset impairment and other charges	3,182	—	3,182

Total cost of revenue	153,651	(375)	153,276

Gross profit	91,143	7,497	98,640

Operating expenses
Research and development	54,806	—	54,806
Sales and marketing	45,986	—	45,986
General and administrative	14,324	—	14,324
Amortization of intangibles	3,447	—	3,447
Restructuring and asset impairment charges	12,518	—	12,518
Contract settlement	(7,500)	—	(7,500)
Management fees	750	—	750

Total operating expenses	124,331	—	124,331

Loss from operations	(33,188)	7,497	(25,691)

Interest expense, net	(10,405)	—	(10,405)
Other income (expense), net	(445)	108	(337)

Loss before taxes	(44,038)	7,605	(36,433)

Tax provision	9,343	1,506	10,849

Net loss	$(53,381)	$6,099	$(47,282)

EBITDA TABLE
Net income (loss)	$(53,381)	$6,099	$(47,282)
Add
Interest expense, net	10,405	—	10,405
Provision for income taxes	9,343	1,506	10,849
Depreciation and amortization	28,546	29	28,575

EBITDA (A)	$(5,087)	$7,634	$2,547

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	February 24, 2002
	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$22,711	$—	$22,711
Accounts receivable, net	56,340	—	56,340
Inventory	25,283	3,256	28,539
Prepaid expenses and other current assets	7,723	584	8,307

Total current assets	112,057	3,840	115,897
Property, plant & equipment, net	50,808	—	50,808
Other assets	40,224	(551)	39,673

Total assets	$203,089	$3,289	$206,378

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$42,079	$—	$42,079
Accounts payable	24,008	—	24,008
Accrued expenses	35,426	(2,004)	33,422
Income taxes payable	6,507	(24)	6,483
Deferred revenue	20,503	10,536	31,039

Total current liabilities	128,523	8,508	137,031

Long-term liabilities
Long-term debt	104,682	—	104,682
Other liabilities	5,224	—	5,224

Total stockholder’s equity (deficit):	(35,340)	(5,219)	(40,559)

Total liabilities and stockholder’s deficit:	$203,089	$3,289	$206,378

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Fiscal Year Ended February 25, 2001
	As Reported	Adjustments	As Restated
Revenue
Product	$183,704	$(18,729)	$164,975
Service	127,300	13,079	140,379

Total revenue	311,004	(5,650)	305,354

Cost of revenue
Product	79,657	(939)	78,718
Service	78,929	—	78,929
Amortization of intangibles	1,514	—	1,514

Total cost of revenue	160,100	(939)	159,161

Gross profit	150,904	(4,711)	146,193

Operating expenses
Research and development	67,449	—	67,449
Sales and marketing	65,564	—	65,564
General and administrative	25,443	—	25,443
Purchased in-process research and development	(120)	—	(120)
Amortization of intangibles	3,468	—	3,468
Management fees and recapitalization fees	750	—	750

Total operating expenses	162,554	—	162,554

Loss from operations	(11,650)	(4,711)	(16,361)

Interest expense, net	(4,883)	—	(4,883)
Other income (expense), net	831	35	866

Loss before taxes	(15,702)	(4,676)	(20,378)

Tax provision	1,715	49	1,764

Net loss	$(17,417)	$(4,725)	$(22,142)

EBITDA TABLE
Net income (loss)	$(17,417)	$(4,725)	$(22,142)
Add
Interest expense, net	4,883	—	4,883
Provision for income taxes	1,715	49	1,764
Depreciation and amortization	20,694	—	20,694

EBITDA (A)	$9,875	$(4,676)	$5,199

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	February 25, 2001
	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$26,367	$—	$26,367
Accounts receivable, net	70,151	—	70,151
Inventory	19,238	3,695	22,933
Prepaid expenses and other current assets	14,094	38	14,132

Total current assets	129,850	3,733	133,583
Property, plant & equipment, net	57,748	—	57,748
Other assets	40,605	1,504	42,109

Total assets	$228,203	$5,237	$233,440

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$6,400	$—	$6,400
Accounts payable	31,419	—	31,419
Accrued expenses	44,903	(1,636)	43,267
Income taxes payable	3,979	34	4,013
Deferred revenue	16,561	18,106	34,667

Total current liabilities	103,262	16,504	119,766

Long-term liabilities
Long-term debt	105,543	—	105,543
Other liabilities	4,404	—	4,404

Total stockholder’s equity (deficit):	14,994	(11,267)	3,727

Total liabilities and stockholder’s equity:	$228,203	$5,237	$233,440

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Fiscal Year Ended February 27, 2000
	As Reported	Adjustments	As Restated
Revenue
Product	$151,746	$(20,122)	$131,624
Service	132,001	7,320	139,321

Total revenue	283,747	(12,802)	270,945

Cost of revenue
Product	80,550	(4,638)	75,912
Service	72,926	—	72,926
Amortization of intangibles	1,535		1,535

Total cost of revenue	155,011	(4,638)	150,373

Gross profit	128,736	(8,164)	120,572

Operating expenses
Research and development	45,844		45,844
Sales and marketing	49,685		49,685
General and administrative	14,327		14,327
Purchased in-process research and development	13,874		13,874
Amortization of intangibles	3,534		3,534
Management fees	4,205		4,205

Total operating expenses	131,469	—	131,469

Loss from operations	(2,733)	(8,164)	(10,897)

Interest expense, net	(5,005)		(5,005)
Other income (expense), net	(616)	9	(607)

Loss before taxes	(8,354)	(8,155)	(16,509)

Tax provision	5,366	(1,616)	3,750

Net loss	$(13,720)	$(6,539)	$(20,259)

EBITDA TABLE
Net loss	$(13,720)	$(6,539)	$(20,259)
Add
Interest expense, net	5,005	—	5,005
Provision for income taxes	5,366	(1,616)	3,750
Depreciation and amortization	15,030	—	15,030

EBITDA (A)	$11,681	$(8,155)	$3,526

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(Unaudited)

(In thousands)

	February 27, 2000
	As Reported	Adjustments	As Restated
ASSETS

Current assets
Cash and cash equivalents	$53,469	$—	$53,469
Accounts receivable, net	55,847	—	55,847
Inventory	11,460	3,237	14,697
Prepaid expenses and other current assets	6,708	1,046	7,754

Total current assets	127,484	4,283	131,767
Property, plant & equipment, net	40,811	—	40,811
Other assets	48,338	217	48,555

Total assets	$216,633	$4,500	$221,133

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$3,250	$—	$3,250
Accounts payable	24,304	—	24,304
Accrued expenses	50,157	(1,282)	48,875
Income taxes payable	9,692	(343)	9,349
Deferred revenue	14,039	12,695	26,734

Total current liabilities	101,442	11,070	112,512

Long-term liabilities
Long-term debt	54,875	—	54,875
Other liabilities	1,273	—	1,273

Total stockholder’s equity (deficit):	59,043	(6,570)	52,473

Total liabilities and stockholder’s equity:	$216,633	$4,500	$221,133